Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Final Results
Released	07:02 24-Sep-07
Number	3242E
RNS Number:3242E
Wolseley PLC
24 September 2007
NEWS RELEASE
24 September 2007
Wolseley plc
Preliminary Results for the Year Ended 31 July 2007
Summary of Results
Financial highlights

			Change
	Year to	Year to	Reported	In
	31 July	31 July		constant
	2007	2006		currency(1)
	£m	£m	%	%

Group revenue	16,221	14,158	14.6	21.2

Group trading profit(2)	877	882	(0.6)	5.5
Group operating profit	753	834	(9.7)	(4.2)

Group profit before tax, before amortisation and impairment of acquired intangibles	758	817	(7.3)	(1.5)
Group profit before tax	634	769	(17.6)	(12.5)

Earnings per share, before amortisation and impairment of acquired intangibles	87.80p	98.90p	(11.2)	(6.9)
Basic earnings per share	73.52p	90.77p	(19.0)	(15.1)

Total dividend per share (interim paid, final proposed)	32.40p	29.40p	10.2	10.2

Overview
•	Results demonstrate the benefits of the Group’s diversity and its ability to react swiftly to the challenging US housing market, the weaker dollar and price deflation in lumber and panels.

•	Strong revenue growth although trading profit, after currency translation, held back by the above factors and £28 million of restructuring and other one-off costs. Constant currency trading profit up 5.5%.

•	Operating cash flow up 53% to £1,299 million (2006: £850 million) reflecting increased focus on cash flow to finance future growth.

•	Strong financial position with gearing(3) of 71.5% (2006: 75.2%) and interest cover(4) of 7 times (2006: 14 times).

•	Increase in dividend of 10.2% for the full year to 32.40 pence per share (2006: 29.40 pence) reflecting the Board’s confidence in the future prospects of the Group.

•	Benefits of the Group’s Earn, Turn, Grow initiative, announced earlier this year, will become increasingly apparent in driving towards the minimum 7% trading margin target by 2011.
Operating highlights
•	Market share gains by all of the Group’s principal businesses.

•	Increased diversity as the Group has expanded its activities into eight new European countries.

•	North American revenues declined slightly overall. This reflects the difficult trading conditions for Stock caused by the slowing US residential market, partly offset by strong growth in Ferguson which achieved 5.5% organic growth. Trading profit was down 19% due to Stock’s lower profitability and the effect of currency translation.

•	Ferguson’s trading margin of 7.2% is a record for the business.

•	Revenue growth of 46.8% in Europe included 31.4% from the acquisition of DT Group and 8.8% organic growth. Trading profit was up 36.9%, of which 31.4% was DT Group. Trading margin was lower, reflecting restructuring charges in UK and Italy.

•	Good progress in France with 10.3% increase in local currency revenue and 13.1% in trading profit, with Brossette achieving €1 billion of revenue for the first time.

•	DT Group performing ahead of expectations and Central and Eastern Europe achieved 22.4% increase in revenue, including 11.7% organic growth.

•	Further leverage of the Distribution Centre (“DC”) investment in the UK, France and Italy. A total of 638 new branches added.

•	Bolt on acquisition investment of £379 million for 43 acquisitions completed, which are expected to add £671 million of revenues in a full year. This is in addition to the £1,339 million acquisition of DT Group completed on 25 September 2006.
Outlook
•	Recent events relating to the subprime market in the USA and the subsequent concerns over liquidity in global financial markets have created uncertainty which is reflected in less favourable recent sales trends for a number of the Group’s businesses. It is too early to assess whether these trends will continue.

•	There are no signs yet of any upturn in the US housing market and the repairs, maintenance and improvement (“RMI”) market is now beginning to soften. The commercial and industrial market should remain positive, albeit at lower rates of growth. The strength and diversity of the Group’s US operations and their ability to respond rapidly to the changing operating environment will enable them to continue to outperform the market.
•	Generally in Europe, the underlying fundamentals of the construction markets remain sound and Wolseley’s operations are expected to show further good progress.

•	Irrespective of market conditions, the Group will continue to execute its strategy of value creation through a combination of organic growth and acquisitions. The Group is confident that it will generate competitive advantage by pursuing the initiatives relating to supply chain, sourcing and private label. The rigorous focus on cash flow maximisation and cost efficiency will continue as will the swift and decisive action in response to prevailing market conditions. The Group is positioned well to benefit from any improvement in business and consumer confidence.

Chip Hornsby, Wolseley plc Group Chief Executive said:
“Despite the ongoing difficulties in the US housing market, we have produced a very creditable performance. Europe continues to progress, achieving strong profit improvement and benefiting from acquisitions during the period, whilst in the US we have been fast and decisive in reducing our cost base in reaction to deteriorating market conditions. We will not be deflected from the rigorous execution of our long term strategy to create competitive advantage and a truly world class company.”
SUMMARY OF RESULTS

	As at, and for the year
	ended
	31 July
	2007	2006	Change
Revenue	£16,221m	£14,158m	+14.6%

Operating profit
- before amortisation and impairment of acquired intangibles	£877m	£882m	-0.6%
- amortisation of acquired intangibles	£(124)m	£(48)m

Operating profit	£753m	£834m	-9.7%
Net finance costs	£(119)m	£(65)m

Profit before tax
- before amortisation and impairment of acquired intangibles	£758m	£817m	-7.3%
- amortisation of acquired intangibles	£(124)m	£(48)m

Profit before tax	£634m	£769m	-17.6%

	As at, and for the year
	ended
	31 July
	2007	2006	Change
Earnings per share
- before amortisation and impairment of acquired intangibles	87.80p	98.90p	-11.2%
- amortisation of acquired intangibles	(14.28)p	(8.13)p
Basic earnings per share	73.52p	90.77p	-19.0%
Dividend per share	32.40p	29.40p	+10.2%

Net debt	£2,467m	£1,950m
Gearing	71.5%	75.2%
Interest cover (times)	7x	14x
Operating cash flow	£1,299m	£850m

(1) Constant currency percentage changes are calculated by retranslating prior year amounts at the exchange rates used in the preparation of the financial statements for the year ended 31 July 2007.

(2) Trading profit, a term used throughout this announcement, is defined as operating profit before the amortisation and impairment of acquired intangibles. Trading margin is the ratio of trading profit to revenues expressed as a percentage. Organic change is the total increase or decrease in the year adjusted for the impact of exchange rates, new acquisitions in 2007 and the incremental impact of acquisitions in 2006.

(3)Gearing ratio is the ratio of net debt, excluding construction loan borrowings, to shareholders’ funds.

(4)Interest cover is trading profit divided by net finance costs, excluding net pension related finance costs.

ENQUIRIES:

Guy Stainer	+44 (0)118 929 8744
Group Investor Relations Director	+44 (0)7739 778187
John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900
Brunswick	+44 (0)20 7404 5959
Andrew Fenwick Kate Miller
An interview with Chip Hornsby, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 on www.wolseley.com and www.cantos.com
There will be an analyst and investor meeting at 0930 at UBS Presentation Suite, 1 Finsbury Avenue, London EC2M 2PP. A live audio cast and slide presentation of this event will be available at 0930 on www.wolseley.com.
There will also be a conference call at 1500 (UK time):

UK free phone dial-in number:	0800 028 1277
US free phone dial-in number:	1888 935 4577
Rest of the World dial-in number:	+ 44 (0)20 7806 1957

Password:	Wolseley
The call will be recorded and available for playback until 8th October 2007 on the following numbers:

UK free phone number:	0800 559 3271	6026405#
US free phone number:	1866 239 0765	6026405#
UK/European replay dial-in number:	+44 (0)20 7806 1970	6026405#
Photographs of Chip Hornsby, Group Chief Executive and Steve Webster, Group Finance Director are available at: www.newscast.co.uk and www.wolseleyimages.com

NEWS RELEASE
24 September 2007
Wolseley plc
Preliminary Results for the Year Ended 31 July 2007
Announcement of Preliminary Results
Wolseley, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials and services, today announces its preliminary results.
These results demonstrate the benefits of the Group’s diversity which has been increased during the year by selective acquisitions and its ability to react swiftly to challenging conditions in the US housing market.
In North America, in addition to the impact of the difficult US housing market, the results were adversely affected by price deflation in lumber and panels and the weakness of the dollar. The Group’s European division produced a strong performance, reflecting the successful integration of acquisitions and good progress in most markets. Decisive action has been taken to reduce the Group’s cost base, resulting in one-off costs, further details of which are provided below. The Group has continued to invest to increase operational efficiency and to implement the actions necessary to achieve the minimum 7% trading margin target by 2011.
After taking account of currency translation, Group revenue increased by 14.6% to £16,221 million (2006: £14,158 million). Trading profit reduced slightly to £877 million (2006: £882 million) including the impact of £28 million of one-off costs. The Group’s trading margin fell to 5.4% (2006: 6.2%) primarily due to the lower margins in Stock and Wolseley UK. After deducting amortisation and impairment of acquired intangibles of £124 million (2006: £48 million), operating profit declined by 9.7% to £753 million (2006: £834 million).
Currency translation reduced Group revenue by £776 million (5.5%) and Group trading profit by £51 million (5.8%) in the 12 month period. On a constant currency basis, Group revenue increased by 21.2% and trading profit by 5.5% for the year to 31 July 2007 compared to the prior year.
Reported profit before tax and amortisation and impairment of acquired intangibles reduced by 7.3% to £758 million (2006: £817 million). Reported profit before tax, after amortisation and impairment of acquired intangibles, declined by 17.6% to £634 million (2006: £769 million). Net finance costs of £119 million (2006: £65 million) reflect the increase in acquisition spend and higher interest rates, partly offset by stronger operating cash flow. Interest cover remains strong at 7 times (2006: 14 times).The decrease in earnings per share before amortisation and impairment of acquired intangibles was 11.2% to 87.80 pence (2006: 98.90 pence), reflecting the lower level of profitability and the increase in the number of shares in issue following the placing on 25 September 2006. Basic earnings per share were down 19.0% to 73.52 pence (2006: 90.77 pence).
Further details of market conditions and financial performance in each of the Group’s businesses are set out below.

North America
Wolseley’s North American division performed well ahead of a market which was significantly impacted by a slowdown in the new housing sector, maintaining its position as the leading distributor of construction products to the professional contractor in North America.
Reported revenue, in sterling, of the division decreased 3.8% to £8,662 million (2006: £9,008 million), reflecting the 8.1% negative impact of currency translation and organic revenue decline of 4.6%, partly offset by acquisitions. Trading profit, in sterling, declined by 19.2% to £487 million (2006: £603 million), after charging £12 million of one off costs relating to headcount reductions and branch closures. Currency translation reduced divisional revenue by £726 million (8.1%) and trading profit by £49 million (8.1%).
The North American operations are being increasingly integrated with a number of central functions now supporting all three businesses. Since 1 August 2007, Wolseley Canada has been integrated into Ferguson, operating with the same business structure which focuses on specific customer types, and will benefit from leveraging the US operations, including the DC network. There has been a particular focus to reduce aggregate corporate costs across the North American businesses and functions and these have declined by 8%. There was a net increase of 188 branches in North America to 1,985 (2006:1,797). Two new DCs in Frost Proof, Florida and Stockton, California are scheduled to be opened before the end of the 2008 financial year, adding more than 1 million square feet of space to the North American DC network.
USA
In the USA, the new residential market continued to be challenging, but the RMI market and the commercial and industrial sectors continued to provide opportunities for growth. Aggregate revenue, in dollars, from the Group’s US businesses, including acquisitions, was 4.8% higher but US trading profit, in dollars, was down by 13.2% due to the decline in profits in Stock Building Supply (“Stock”). US Dollar weakness led to an 8.2% adverse currency translation impact when US results are reported in sterling.
US Plumbing and Heating
Ferguson produced another strong performance with 5.5% organic growth, from its focus on core businesses and the advantages gained from its DC network. Commercial and industrial activity remained strong throughout and the RMI market remained robust for most of the financial year. However, there were increasing signs of the RMI market slowing towards the end of the period in response to weaker consumer sentiment relating to the problems in the sub-prime sector and concerns associated with the impact of the deteriorating housing market on the US economy.
Local currency revenue in the US plumbing and heating operations rose by 14.8% to $11,079 million (2006: $9,651 million) with trading profit up by 18.4% to $800 million (2006: $676 million). Organic revenue growth of 5.5% was significantly ahead of the market generally, benefiting from the diversity of the business across waterworks, heating, ventilation and air conditioning, industrial and commercial as well as residential markets. Gross margin was up slightly and the trading margin also improved from 7.0% to 7.2% and is the highest ever trading margin achieved. The higher trading margin reflects the business diversity, the specialist product offering as well as a focus on cost efficiency. Increases in commodity prices, mainly copper, gave rise to one-off profits amounting to around $20 million in the year (2006: $43 million).
Ferguson’s total branch numbers increased by 180 to 1,417 locations (2006: 1,237).
US Building Materials
The continued slowdown in the new residential market, which accounted for approximately 80% of the activity in this business, caused a reduction in volumes, increased price competition and also led to significantly lower lumber and structural panel prices. These factors have inevitably impacted Stock’s financial performance despite an aggressive cost reduction programme. Stock continues to outperform in most of its major markets with a 15% reduction in volumes compared to the 25% average decline in housing starts.
New housing has continued to be a difficult market with housing starts having fallen from an average annualised rate of 2.02 million for the 12 months to 31 July 2006 to an average of 1.54 million this year, with the figure in August 2007 being lower, at 1.33 million. There continues to be significant regional variation with the markets in Utah, Idaho, Texas and the Carolinas performing relatively better than the weakest markets in the north east, Midwest, Las Vegas, Colorado and Florida.
In local currency, Stock’s revenue was down 13.4% to $4,596 million (2006: $5,305 million) with trading profit down 74.9% to $86 million (2006: $343 million), after charging the previously announced one off costs of $22 million relating to branch closures and headcount reductions. During the year, there was a reduction of around 3,500 people, representing approximately 20% of the total workforce. The decline in organic revenue in the year was 24.2%, reflecting the 15% fall in volume and commodity price deflation in lumber and structural panels, which fell 20% and 24%, respectively. The deflation in commodities, which account for around 43% of Stock’s revenue, had the effect of reducing local currency revenue by $470 million (9%). Acquisitions contributed $577 million (10.9%) to revenue growth.
Stock’s gross margin was slightly lower due to pricing pressure in the difficult markets. The trading margin declined significantly from 6.5% to 1.9% primarily due to lower volumes and prices and the effect of one-off restructuring costs.
As part of a cost cutting programme, a number of initiatives have been undertaken including centralising the sourcing of commodity products, headcount reductions and the closure of 46 branches.
Stock will continue with its strategy of diversifying its business to reduce its dependency on the new residential market and expand its presence in the commercial and industrial and RMI markets by a combination of acquisitions and organic growth. The Group continues to believe that the US housing market offers good long term growth opportunities and Stock will continue to expand its geographic coverage in selective residential markets where value-creating opportunities are identified.
As previously announced, there was also a $10 million goodwill and intangible asset impairment provision recorded as a result of market conditions in the Midwest region, where a number of branches were closed. At 31 July 2007, Stock had 308 branches, although, following the previously announced closure plans, its branch network going forward will comprise 287 branches across 33 states (2006: 314 branches).

Wolseley Canada
In Canada, although housing markets held up reasonably well and economic activity remained positive, business from the oil and gas exploration industries in Western Canada was weak for most of the year as a result of warmer weather, lower natural gas prices and higher gas inventory levels.
Against this background, Wolseley Canada’s local currency revenue increased by 2.1% to C$1,357 million (2006: C$1,330 million) and trading profit was unchanged at C$92 million. The trading margin declined slightly to 6.8% (2006: 6.9%) reflecting the initial start up costs of the new regional DC in Oakville, Ontario.
Branch numbers in Canada were increased by 14 to 260 (2006: 246).
Europe
Most of the European operations achieved good revenue and profit improvements and the results also benefited from acquisitions which expanded the geographic diversity of the Group.
Reported revenue, in sterling, for this division increased by 46.8% to £7,559 million (2006: £5,150 million), of which 8.8% was from organic growth. Recent acquisitions accounted for £2,010 million (39.0%) of revenue growth, including DT Group in the Nordic region in September 2006. Trading profit, in sterling, increased 36.9% to £433 million (2006: £316 million). Currency translation reduced divisional revenue by £50 million (1.0%) and trading profit by £2 million (0.6%). Excluding DT Group, European revenues and trading profit, in sterling, were up by 15.4% and 5.5%, respectively.
The overall divisional trading margin, after the allocation of central costs, declined from 6.1% to 5.7% of revenue, primarily due to the lower trading margins in Wolseley UK and in Italy. Underlying margin improvements were achieved in France and most of the Central and Eastern European operations.
During the year, a further 8 countries and net 450 branches were added to the European network, giving a total of 3,311 locations (2006: 2,861), including 363 added through acquisitions
UK and Ireland
Wolseley UK grew strongly in a market which showed a gradually improving trend over the year, despite rising interest rates. Government spending on schools, hospitals and social housing RMI underpinned the construction market. In Ireland, the market saw continued rapid decline in housing starts, with some of the shortfall taken up by strong RMI activity.
Against this background, Wolseley UK and Ireland recorded a 17.9% increase in revenue to £3,171 million (2006: £2,690 million). Organic growth of 9.9% was a significant outperformance compared to the market generally, which is estimated to have risen by around 3%.
Trading profit increased by 5.0% compared to the prior year, including the benefit from acquisitions. Whilst gross margin improved slightly, the trading margin fell from 7.5% to 6.7%. The trading margin was lower due to the effect of the £13 million of one-off restructuring costs relating to 40 branch closures and rationalisation of head offices, the initial dilutive impact of opening 125 new branches and the integration of the head offices of Brooks and Heat Merchants in Ireland.

During the year, 59 net new locations were added in the UK and Ireland, including 12 branches added as a result of acquisitions, taking the total number of branches for Wolseley UK to 1,917 (2006: 1,858).
France
In France, housing starts slowed significantly in the second half but remained at positive levels, whilst RMI, which represents approximately two thirds of revenue for both Brossette and PBM, continues to show only marginal growth.
Against this background, Wolseley’s French operations showed good growth with revenue up 10.3% to €2,774 million (2006: €2,515 million), including organic growth of 5.9%. Trading profit was up 13.1% to €150 million (2006: €132 million) and trading margin improved to 5.4% (2006: 5.3%). The Wolseley France management structure is now fully in place with a number of central functions supporting the three business divisions, each of which performed well in the period. At the end of June, a 210,000 square feet national DC was opened at Orleans, initially supplying complementary building products to more than 300 PBM locations.
The two PBM businesses (Heavyside and Import and Wood Solutions) together achieved a double digit increase in revenue and underlying improvement in trading margin.
In the Brossette plumbing and heating business, revenue rose 7.6% to total more that €1 billion for the first time, with 5.2% organic revenue growth. The improved trading margin benefited from the recent reorganisation including the centralisation of a number of functions such as purchasing and logistics.
The number of branches in France increased by 40, to 825 (2006: 785).
Nordic
DT Group achieved a very strong performance, ahead of expectations at the time of acquisition by Wolseley on 25 September 2006. For the ten months of Wolseley ownership to 31 July 2007, revenue was DKK17,858 million (£1,617 million) and trading profit was DKK1,097 million (£99 million). The trading margin was 6.1%. This performance was achieved in markets that remained good, although there were signs of the new residential market in Denmark softening a little towards the end of the year
DT Group’s integration was completed ahead of schedule and it has already made a valuable contribution to Group initiatives. During the period, 8 bolt on acquisitions were completed, including expansion into the plumbing and heating business in Norway and the purchase of the remaining 40% of a builders’ merchant in Greenland. DT Group has also started to source and procure private label products with other Group companies and assisted the UK and Irish businesses to introduce its Craftsman concept into some branches, for clothing, personal protection equipment and tools. The range of plumbing products in existing DT locations continues to be expanded.
For the 12 months to 31 July 2007, DT Group’s management accounts show an underlying increase in revenue over the prior year of 14.6%, including double digit organic growth, and in trading profit, of 26.5%.
DT Group had 275 branches as at 31 July 2007.
Central and Eastern Europe

The Group’s other Continental European operations enjoyed generally good results with growth significantly ahead of generally flat markets. Revenue, in sterling, in Central and Eastern Europe was up by 22.4% to £899 million (2006: £735 million), reflecting organic growth of 11.7% and the benefit of acquisitions. Trading profit, in sterling, was up 9.6% to £35 million (2006: £31 million). The trading margin declined to 3.8% (2006: 4.3%) due to the previously announced £3 million restructuring charge in Italy following the opening of the new distribution centre and a lower trading margin in Belgium.
In the other Benelux countries, both Wasco in the Netherlands and CFM in Luxembourg made excellent progress with double digit revenue and trading profit growth.
Tobler, in Switzerland, had another strong year with double digit organic growth whilst increasing its trading margin.
ÖAG, in Austria, reported double digit organic revenue growth and an improvement in trading margin, despite significant preparation work ahead of the implementation of its new IT platform which went live in August 2007.
In Italy, revenue increased although profits were down, as expected, due to the initial costs of the new €20 million (£14 million) DC that commenced branch deliveries at the end of 2006 and the €4 million (£3 million) one-off restructuring charge, primarily relating to the closure of warehouses no longer required. The number of branches fed from the new DC will be further expanded over the next six months.
In Eastern Europe, the Woodcote acquisition in October 2006, which took Wolseley into Croatia, Slovakia, Poland and Romania for the first time, is performing strongly across all regions.
During the year, 76 net new locations were added in Central and Eastern Europe, including 45 branches through acquisitions, taking the total number to 294 (2006: 218).
Final Dividend
The Board is recommending a final dividend of 21.55 pence per share (2006: 19.55 pence per share) to be paid on 30 November 2007 to shareholders registered at close of business on 5 October 2007. The total dividend for the year is up 10.2% to 32.40 pence per share (2006: 29.40 pence). Dividend cover is 2.3 times (2006: 3.1 times). The increase in dividend for the year reflects the Board’s confidence in the future prospects of the Group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.
Strategy
At the Interim results in March, the Group outlined its objectives for the next few years under the banner “Earn, Turn, Grow”. This initiative has been widely communicated across the Group with clear objectives at the individual, branch, business and Group levels. Remuneration is also being tied in to performance against each area of focus.
The objective of the Earn, Turn, Grow philosophy is to provide a framework for driving improved performance and expectations across the Group, including improved margins from the benefits of the Group’s international scale and leverage whilst maintaining double digit growth rates and creating shareholder value through producing a return on capital significantly in excess of the Group’s weighted average cost of capital. There will be continued emphasis on enhancing working capital performance and increasing cash flow generation to ensure that the Group is able to finance its planned growth rates from internal cash flow. The initial success of this programme is evidenced by the Group’s strong cash flow performance this year.
There will be a particular focus over the next year on organic growth and to establish the framework to accelerate the development of private label revenues; aiming to double their sales over the next four years. Competitive advantage will be driven from other Group initiatives relating to supply chain, sourcing, business improvement and human resource development. The planned increase in technology spending relating to the implementation of the Group’s common enterprise resource planning (ERP) platform should create increased operational efficiency and provide better information to improve customer service and working capital performance.
Financial Review
Net finance costs of £119 million (2006: £65 million) reflect a significant increase in Group debt as a result of the higher level of acquisition spend and an increase in interest rates, partly offset by strong operating cash flow. Net interest receivable on construction loans amounted to £11 million (2006: £12 million). Group interest cover was 7 times (2006: 14 times).
The overall effective tax rate, on profit before tax and amortisation and impairment of acquired intangibles, decreased from 28.4% to 25.4% . After excluding the effect of one off factors, the underlying tax rate for the year is 27% which is expected to be indicative of the tax rate for 2008.
Before the amortisation and impairment of acquired intangibles, earnings per share decreased by 11.2% to 87.80 pence (2006: 98.90 pence), reflecting the lower level of profitability and the placing of 59.5 million shares on 25 September 2006. Basic earnings per share were 19.0% lower at 73.52 pence (2006: 90.77 pence). The average number of shares in issue during the year was 644 million (2006: 592 million).
Operating cash flow increased by 53% from £850 million to £1,299 million, due to the increased focus on improving working capital and cash flow management throughout the Group. Free cash flow, after dividends, was £626 million (2006: £285 million), which is a record for the Group.
Capital expenditure increased from £346 million to £396 million reflecting continued investment in the business, particularly in the DC network, IT and new branch openings. Capital expenditure is expected to be approaching £500 million in 2008 and remain at a relatively high level over the next few years with further investments in DC’s, new branch openings and IT as the Group continues to put in place the infrastructure required to drive improved margins and create sustainable competitive advantage.
The Group’s branch network has been extended through acquisitions and branch openings by a net of 638 branches, bringing the total to 5,296 at 31 July 2007 (2006: 4,658 branches).
Investment in bolt-on acquisitions completed during the year, including deferred consideration and net debt, amounted to £379 million (2006: £914 million). These 43 acquisitions are expected to add around £671 million per annum of incremental revenues in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £270 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group for a consideration of £1,339 million, which brings aggregate acquisition spend for the year ended 31 July 2007 to £1,718 million. Further details regarding acquisitions are included in note 12.
Net borrowings, excluding construction loan borrowings, at 31 July 2007 amounted to £2,467 million compared to £1,950 million at 31 July 2006, giving gearing of 71.5% compared to 75.2% at the previous year end and 89.6% at 31 January 2007. The decrease reflects the benefits of strong operating cash flow.
In the USA, construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £286 million (2006: £313 million). The decrease reflects a more cautious approach to lending following the decline in the US new housing market and the impact of the US dollar.
Return on gross capital employed (ROGCE) was 13.7% (2006: 18.8%) primarily as a result of the initial impact of the DT Group acquisition and reduced profitability, particularly in Stock. The ROGCE remains well above the Group’s weighted average cost of capital.
Provisions in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined as at 31 July 2007 by independent professional actuarial advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in receivables. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 320 claims outstanding at 31 July 2007 (2006: 246).
Outlook
Recent events relating to the subprime market in the USA and the subsequent concerns over liquidity in global financial markets have created uncertainty which is reflected in less favourable recent sales trends for a number of the Group’s businesses. It is too early to assess whether these trends will continue.
There are no signs yet of any upturn in the US housing market and the RMI market is now beginning to soften. The commercial and industrial market should remain positive, albeit at lower rates of growth. The strength and diversity of the Group’s US operations and their ability to respond rapidly to the changing operating environment will enable them to continue to outperform the market.
Generally in Europe, the underlying fundamentals of the construction markets remain sound and Wolseley’s operations are expected to show further good progress.
Irrespective of market conditions, the Group will continue to execute its strategy of value creation through a combination of organic growth and acquisitions. The Group is confident that it will generate competitive advantage by pursuing the initiatives relating to supply chain, sourcing and private label. The rigorous focus on cash flow maximisation and cost efficiency will continue as will the swift and decisive action in response to prevailing market conditions. The Group is positioned well to benefit from any improvement in business and consumer confidence.

Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2007 was approximately £16.2 billion and operating profit, before amortisation and impairment of acquired intangibles, was £877 million. Wolseley has around 79,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2006.

FINANCIAL CALENDAR FOR 2007/2008

2007

3 October	- Shares quoted ex-dividend
5 October	- Record date for final dividend
9 November	- Final date for DRIP elections
28 November	- Annual General Meeting and Interim Management Statement
30 November	- Final dividend payment date

2008

21 January	- Trading update for five months to 31 December 2007
17 March	- Interim Results for six months to 31 January 2008
26 March	- Shares quoted ex-dividend
28 March	- Record date for final dividend
21 May	- Interim Management Statement
30 May	- Interim dividend payment date
14 July	- Trading update for 11 months to 30 June 2008
31 July	- Financial year end
22 September	- Announcement of Preliminary results for year to 31 July 2008
1 October	- Shares quoted ex-dividend
3 October	- Record date for final dividend
7 November	- Final date for DRIP elections
18 November	- Annual General Meeting and Interim Management Statement
1 December	- Final dividend payment date

A copy of this release, together with all other recent public announcements can be found on Wolseley’s web site at www.wolseley.com. Copies of the presentation given to institutional investors and analysts are also available on this site.

Group Income Statement

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Revenue	16,221	14,158
Cost of Sales	(11,702)	(10,222)

Gross Profit	4,519	3,936
Distribution costs	(2,958)	(2,413)

Administrative expenses: amortisation and impairment of acquired intangibles	(124)	(48)
Administrative expenses: other	(723)	(665)

Administrative expenses: total	(847)	(713)
Other income	39	24

Operating profit	753	834
Finance revenue (note 3)	58	49
Finance costs (note 3)	(177)	(114)

Profit before tax	634	769
Tax expense (note 4)	(160)	(232)

Profit for the period attributable to equity shareholders	474	537

Earnings per share (note 6)
Basic earnings per share	73.52p	90.77p

Diluted earnings per share	73.17p	90.02p

Dividends per share (interim paid, final proposed) (note 5)	32.40p	29.40p
Non-GAAP measures of performance (notes 6 and 7)
Trading profit	877	882
Profit before tax and the amortisation and impairment of acquired intangibles	758	817
Basic earnings per share before the amortisation and impairment of acquired intangibles	87.80p	98.90p

Translation rates
US dollars	1.9487	1.7885
Euro	1.4823	1.4577

Group Statement of Recognised Income and Expense

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Profit for the financial year	474	537
Net exchange adjustments offset in reserves	(132)	(124)
Cash flow hedges
· fair value gains and loses	2	14
· reclassified and reported in net profit for the year	(1)	(1)
Actuarial gains on retirement benefits	70	7
Change in fair value of available for sale investments	(5)	(7)
Tax charge not recognised in the income statement	(17)	(13)

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Net losses not recognised in the income statement	(83)	(124)

Total recognised income and expense	391	413

Group Balance Sheet

	As at	As at
	31 July	31 July
	2007	2006
	£m	£m
ASSETS
Non-current assets
Intangible fixed assets: goodwill	1,890	1,173
Intangible fixed assets: other	790	333
Property, plant and equipment	1,718	1,144
Deferred tax assets	9	16
Trade and other receivables	91	36
Financial assets: available for sale investments	12	21

	4,510	2,723

Current assets
Inventories	2,069	1,954
Trade and other receivables	2,829	2,650
Current tax receivable	8	1
Financial assets: trading investments	4	4
Derivative financial assets	10	10
Financial receivables: construction loans (secured)	286	313
Cash and cash equivalents	244	416

	5,450	5,348

Assets held for resale	10	7

Total assets	9,970	8,078

LIABILITIES
Current liabilities
Trade and other payables	2,796	2,294
Current tax payable	133	91
Borrowings: construction loans (unsecured)	286	313
Bank loans and overdrafts	530	192
Obligations under finance leases	17	18
Derivative financial liabilities	18	29
Provisions (note 9)	31	29
Retirement benefit obligations	24	29

	3,835	2,995

Non-current liabilities
Trade and other payables	63	25
Bank loans	2,097	2,084
Obligations under finance leases	63	57
Deferred tax liabilities	275	88
Provisions (note 9)	99	77
Retirement benefit obligations	87	160

	2,684	2,491

Total liabilities	6,519	5,486

Net assets	3,451	2,592

EQUITY
Called up share capital and share premium account	1,110	437
Foreign currency translation reserve	(181)	(49)
Retained earnings	2,522	2,204

Equity shareholders’ funds	3,451	2,592

Translation rates
US dollars	2.0285	1.8673
Euro	1.4835	1.4628

Group Cash Flow Statement

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Cash flows from operating activities
Cash generated from operations	1,299	850
Interest received	57	45
Interest paid	(174)	(102)
Tax paid	(167)	(206)

Net cash generated from operating activities	1,015	587

Cash flows from investing activities
Acquisitions of businesses (net of cash acquired)	(1,346)	(822)
Disposals of businesses (net of cash disposed of)	—	2
Purchases of property, plant and equipment	(346)	(326)
Proceeds from sale of property, plant and equipment	62	52
Purchases of intangible assets	(50)	(20)
Purchases of investments	—	(23)

Net cash used in investing activities	(1,680)	(1,137)

Cash flows from financing activities
Proceeds from the issue of shares to shareholders	673	31
Purchases of shares by Employee Benefit Trusts	(27)	(27)
Proceeds from new borrowings	1,143	2,486
Repayments of borrowings and derivatives	(1,134)	(1,405)
Finance lease capital payments	(12)	(17)
Dividends paid to shareholders	(198)	(162)

Net cash generated from financing activities	445	906

Net cash generated	(220)	356
Effects of exchange rate changes	(12)	(8)

Net (decrease)/increase in cash, cash equivalents and bank overdrafts	(232)	348
Cash, cash equivalents and bank overdrafts at the beginning of the year	292	(56)

Cash, cash equivalents and bank overdrafts at the end of the year (note 11)	60	292

Reconciliation of Profit to Net Cash Flow from Operating Activities

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Profit for the financial year	474	537
Net finance costs	119	65
Tax expense	160	232
Depreciation of property, plant and equipment	182	134
Amortisation of non-acquired intangibles	9	6
Profit on disposal of property, plant and equipment	(27)	(16)
Amortisation and impairment of acquired intangibles	124	48
Decrease/(increase) in inventories	88	(171)
Decrease/(increase) in trade and other receivables	4	(243)
Increase in trade and other payables	149	217
(Decrease)/increase in provisions and other liabilities	(3)	19

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
Share based payments and other non cash items	20	22

Cash generated from operations	1,299	850

Notes to the preliminary results for the year ended 31 July 2007
1	Basis of preparation

The preliminary results for the year ended 31 July 2007, which are an abridged statement of the full Annual Report, have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The preliminary results do not constitute the statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 July 2006 have been filed with the Registrar of Companies. The auditors have reported on those accounts and on the statutory accounts for the year ended 31 July 2007, which will be filed with the Registrar of Companies following the Annual General Meeting. Both the audit reports were unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

2	Segmental analysis of results

The Group has a single business segment, the distribution and supply of construction materials and services.

The Group’s geographical segments are Europe, consisting of UK and Ireland, France, Nordic and Central and Eastern Europe, and North America. The Group has determined that its geographical segments are its primary segments for IFRS reporting purposes. The revenue, trading profit and operating profit of the Group’s geographical segments are detailed in the following three tables:

Revenue by geographical segment

	Year ended	Year ended
	31 July	31 July
	2007	2006
	£m	£m
UK and Ireland	3,171	2,690
France	1,872	1,725
Nordic	1,617	—
Central and Eastern Europe	899	735

Europe	7,559	5,150

North America	8,662	9,008

Total	16,221	14,158

Trading profit by geographical segment (note 7)

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
UK and Ireland	211	201
France	101	91
Nordic	99	—
Central and Eastern Europe	35	31
European central costs	(13)	(7)

Europe	433	316

North America	487	603

Group central costs	(43)	(37)

Total trading profit (note 7)	877	882

Notes to the preliminary results for the year ended 31 July 2007
2	Segmental analysis of results (continued)

Operating profit by geographical segment

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m
UK and Ireland	193	188
France	100	90
Nordic	58	—
Central and Eastern Europe	33	30
European central costs	(13)	(7)

Europe	371	301

North America	425	570

Group central costs	(43)	(37)

Total	753	834

The Group will prepare segmental disclosures in accordance with US GAAP and include them in its Form 20-F for the year ended 31 July 2007. The disclosure requirements under US GAAP differ from those under IFRS, such that revenue and operating profit for North America will be further analysed by operating segment in the Form 20-F. In order to ensure consistency of information disclosed to all investors, the following table is included in these preliminary results:

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Revenue
US Plumbing and Heating	5,685	5,396
US Building Materials	2,358	2,966
Canada	619	646

North America	8,662	9,008

Trading profit
US Plumbing and Heating	411	378
US Building Materials	44	192
Canada	42	44
North American central costs	(10)	(11)

North America	487	603

Operating Profit
US Plumbing and Heating	386	369
US Building Materials	8	168
Canada	41	44
North American central costs	(10)	(11)

North America	425	570

Notes to the preliminary results for the year ended 31 July 2007
2	Segmental analysis of results (continued)

Analysis of movement in revenue

			New	Acquisitions
			Acquisitions	Increment
	2006	Exchange	2007	2006	Organic Change		2007
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	2,690	(5)	22	199	265	9.9	3,171
France	1,725	(28)	28	47	100	5.9	1,872
Nordic	—	—	1,617	—	—	—	1,617
Central and Eastern Europe	735	(17)	68	29	84	11.7	899

Europe	5,150	(50)	1,735	275	449	8.8	7,559

US Plumbing and Heating	5,396	(443)	302	156	274	5.5	5,685
US Building Materials	2,966	(244)	27	269	(660)	(24.2)	2,358
Canada	646	(39)	3	2	7	1.2	619

North America	9,008	(726)	332	427	(379)	(4.6)	8,662

Total revenue	14,158	(776)	2,067	702	70	0.5	16,221

Organic change is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in 2007 and the incremental impact of acquisitions in 2006.

Analysis of movement in trading profit

			New	Acquisitions
			Acquisitions	Increment
	2006	Exchange	2007	2006	Organic Change		2007
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	201	—	2	15	(7)	(3.7)	211
France	91	(1)	1	—	10	11.9	101
Nordic	—	—	99	—	—	—	99
Central and Eastern Europe	31	(1)	4	4	(3)	(10.6)	35
European central costs	(7)	—	—	—	(6)	(85.3)	(13)

Europe	316	(2)	106	19	(6)	(1.9)	433

US Plumbing and Heating	378	(31)	25	11	28	8.0	411
US Building Materials	192	(16)	—	13	(145)	(82.6)	44
Canada	44	(3)	1	—	—	—	42
North American central costs	(11)	1	—	—	—	—	(10)

North America	603	(49)	26	24	(117)	(21.2)	487

Group central costs	(37)	—	—	—	(6)	(16.5)	(43)

Total trading profit	882	(51)	132	43	(129)	(15.6)	877

Notes to the preliminary results for the year ended 31 January 2007
3	Net finance costs

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Interest receivable	58	49

Finance revenue	58	49

Bank interest payable on loans and overdrafts	(171)	(110)
Finance leases charges	(5)	(3)
Net pension finance cost	(2)	(1)
Valuation gains/(losses) on financial instruments
· Derivatives held at fair value through profit and loss	2	(27)
· Loans in a fair value hedging relationship	(2)	26
· Recycled from equity	1	1

Finance costs	(177)	(114)

Net finance costs	(119)	(65)

Net interest receivable on construction loans included in finance revenue and finance costs amounted to £11 million (2006: £12 million).

4	Taxation

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Tax on profit for the period
· UK	20	18
· Overseas	154	205

	174	223
Deferred tax	(14)	9

	160	232

5	Dividends

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Final paid for the year ended 31 July 2006: 19.55 pence per share (2005: 17.6 pence per share)	128	104
Interim paid for the year ended 31 July 2007 : 10.85 pence per share (2006: 9.85 pence per share)	70	58

Dividends charge for the period	198	162

A final dividend of 21.55 pence per share for the year ended 31 July 2007 (2006: 19.55 pence per share) has been recommended by the Board. This dividend, which will result in a cash outflow of £141 million, is recommended for approval by shareholders at the Annual General Meeting to be held on 28 November 2007 and as the approval will be after the balance sheet date it has not been included as a liability.

Notes to the preliminary results for the year ended 31 July 2007
6	Earnings per share

Basic earnings per share of 73.52 pence (2006: 90.77 pence) is calculated on the profit for the year attributable to equity shareholders of £474 million (2006: £537 million) on a weighted average number of ordinary shares in issue during the year of 644 million (2006: 592 million). As detailed in Note 7 below, the Group believes that profit measures before the amortisation and impairment of acquired intangibles provide valuable additional information for users of the financial statements. Basic earnings per share before the amortisation and impairment of acquired intangibles (net of deferred tax), has therefore been presented in the following table.

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	Pence per	Pence per
	share	share

Before amortisation and impairment of acquired intangibles	87.80p	98.90p
Amortisation and impairment of acquired intangibles	(14.28)p	(8.13)p

Basic earnings per share	73.52p	90.77p

The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 647 million (2006: 597 million) and to reduce basic earnings per share to 73.17p (2006: 90.02p). Diluted earnings per share before amortisation and impairment of acquired intangibles is 87.39p (2006: 98.08p)

7	Non-GAAP measures of performance

Trading profit is defined as operating profit before the amortisation and impairment of acquired intangibles and is a non-GAAP measure. The current businesses within the Group have arisen through internal organic growth and through acquisition. Operating profit includes only the amortisation and impairment of acquired intangibles arising on those businesses that have been acquired subsequent to 31 July 2004 and as such does not reflect equally the performance of businesses acquired prior to 31 July 2004 (where no amortisation of acquired intangibles was recognised), businesses that have developed organically (where no intangibles are attributed) and those businesses more recently acquired (where amortisation of acquired intangibles is charged). The Group believes that trading profit provides valuable additional information for users of the preliminary results in assessing the Group’s performance since it provides information on the performance of the business that local managers are more directly able to influence and on a basis consistent across the Group. The Group uses trading profit and certain key performance indicators calculated by reference to trading profit for planning, budgeting and reporting purposes and for its internal assessment of the operating performance of individual businesses within the Group.

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Operating profit	753	834
Add back: amortisation and impairment of acquired intangibles	124	48

Trading profit	877	882

Profit before tax	634	769
Add back: amortisation and impairment of acquired intangibles	124	48

Profit before tax and the amortisation and impairment of acquired intangibles	758	817

8	Capital Expenditure

			Tangible
		Property,	and
	Intangible	plant and	intangible
	Assets	equipment	assets
	£m	£m	£m

Net book value at 1 August 2006	1,506	1,144	2,650
Acquisitions	1,316	491	1,807
Additions	50	360	410
Disposals	—	(51)	(51)
Depreciation and amortisation	(133)	(182)	(315)
Exchange rate adjustment	(59)	(44)	(103)

Net book value at 31 July 2007	2,680	1,718	4,398

9	Provisions

	Environmental	Wolseley		Other
	and legal	Insurance	Restructuring	provisions	Total
	£m	£m	£m	£m	£m

At 1 August 2006	39	47	2	18	106
Utilised in the year	(4)	(16)	(5)	(3)	(28)
Charge for the year	9	20	18	—	47
New businesses	2	—	—	8	10
Exchange difference	(4)	(3)	—	2	(5)

At 31 July 2007	42	48	15	25	130

Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated. Included in this provision is an amount of £35 million (2006: £31 million) related to asbestos litigation involving certain Group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in ‘Trade and other receivables’. The liability has been actuarially determined as at 31 July 2007 based on advice from independent professional advisors. The provision and the related receivable have been stated on a discounted basis using a long term discount rate of 5.0% (2006: 5.2%). The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

10	Reconciliation of movements in shareholders’ funds

	Year	Year
	ended	ended
	31 July	31 July
	2007	2006
	£m	£m

Profit for the year attributable to equity shareholders	474	537
Other recognised income and expense	(83)	(124)
Dividends paid	(198)	(162)
Credit to equity for share based payments	20	36
New share capital subscribed	673	31
Purchase of own shares	(27)	(27)

Net addition to shareholders’ funds	859	291
Opening shareholders’ funds	2,592	2,301

Closing shareholders’ funds	3,451	2,592

Included in new share capital subscribed above are net proceeds of £646 million from the placing of 59,500,000 new ordinary shares on 25 September 2006.

Notes to the preliminary results for the year ended 31 July 2007
11	Analysis of change in net debt

	At			New	Fair		At
	31 July			finance	value	Exchange	31 July
	2006	Cashflow	Acquisitions	leases	adjustments	movement	2007
	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	416	(154)	—	—	—	(18)	244
Bank overdrafts	(124)	(66)	—	—	—	6	(184)

	292	(220)	—	—	—	(12)	60
Financial assets:
trading investments	4	—	—	—	—	—	4
Derivative financial instruments	(19)	5	—	—	4	2	(8)
Bank loans	(2,152)	(14)	(369)	—	(2)	94	(2,443)
Obligations under finance leases	(75)	12	(4)	(15)	—	2	(80)

Total net debt	(1,950)	(217)	(373)	(15)	2	86	(2,467)

Cash and cash equivalents includes £24 million of cash held in escrow relating to deferred consideration payable for acquisitions made in the year ended 31 July 2007.

12	Acquisitions

In all acquisitions during the year to 31 July 2007, the Group acquired 100% of the issued share capital, and has accounted for the transaction by the purchase method of accounting.

	Book		Provisional
	values	Fair value	fair values
	acquired	alignments	acquired
All Acquisitions	£m	£m	£m

Intangible fixed assets
- Customer relationships	—	297	297
- Trade names and brands	—	241	241
- Other	—	15	15
Property, plant and equipment	263	228	491
Inventories	316	(27)	289
Receivables	349	(4)	345
Cash, cash equivalents and bank overdrafts	15	—	15
Borrowings	(373)	—	(373)
Payables and provisions	(493)	(23)	(516)
Deferred tax	(16)	(175)	(191)
Retirement benefit obligations	(15)	(1)	(16)

Total	46	551	597
Goodwill arising			763

Consideration			1,360

Satisfied by:
Cash			1,314
Deferred and contingent consideration			37
Directly attributable costs			9

Total consideration			1,360

The fair value adjustments shown above are provisional figures, being the best estimates currently available. Further adjustments to goodwill and other intangible fixed assets may be necessary when additional information becomes available.

Notes to the Preliminary Results for the year ended 31 July 2007
13	Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the year was $1.9487 to the £1 compared to $1.7885 for the comparable period last year, a decrease of 8.2%, and €1.4823 to the £1 compared to €1.4577, a decrease of 1.7%.

- Ends -
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